SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C. 20549

                SCHEDULE 13D
  under the Securities Exchange Act of 1934

            (Amendment No. __ )*

                  PHC, Inc.
               (Name of Issuer)

    Class A Common Stock, $0.01 par value
       (Title of Class of Securities)


               (CUSIP Number)

   ProFutures Special Equities Fund, L.P.
       c/o Gary D. Halbert, President
      ProFutures Fund Management, Inc.
    1310 Highway 620 South -- Suite 200
           Austin, Texas  78734
            (512) 263-3800
(Name, Address and Telephone Number of Person Authorized to
    Receive Notices and Communications)

                June 13, 1997
 (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition of which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

Note: Six copies of this statement, including all Exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. ___________________

1)  Name of Reporting Person
     SS or IRS Identification No. of Above Person

         ProFutures Special Equities Fund, L.P.
         74-2786952

2)   Check the Appropriate Box if a Member of a Group
     (a) [__]    (b) [ X ]

3)   SEC Use Only

4)   Source of Funds (See Instructions):      WC

5) Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

          [__]

6)   Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Reporting Person:

     7)   Sole Voting Power             388,045

     8)   Shared Voting Power           388,045

     9)   Sole Dispositive Power        388,045

     10)  Shared Dispositive Voting Power    388,045

11) Aggregate Amount Beneficially
       Owned by each Reporting Person   388,045

12)  Check if the Aggregate Amount in Row 11 Excludes Certain
        Shares  (See Instructions)
                          [__]

13)  Percent of Class Represented by Amount in Row 11: 10.85%

14)  Type of Reporting Person

          PN




   -----   Schedule 13D  (cont'd.) ------

                  PHC, INC.

     ProFutures Special Equities Fund, L.P. ("PSEF") hereby submits the following Statement on Schedule 13D (the "Statement"):

     Item 1.  Security and Issuer.

     This Statement relates to the Class A Common Stock, $0.01 par value per share (the "Common Stock"), of PHC, Inc., a Massachusetts corporation (the "Company"), whose principal executive offices are located at 200 Lake Street -- Suite 102, Peabody, Massachusetts 01960.

     Item 2.  Identity and Background.

     A.   Persons Filing this Statement.

     (1)  Name: ProFutures Special Equities Fund, L.P. ("PSEF")
               State of Organization:  Delaware
               Principal Business:  Investments in securities
               Address of Principal Business and Office:
                   1310 Highway 620 South -- Suite 200,
                   Austin, Texas  78734
               Criminal and Civil Proceedings:  None

      B.   General Partners of PSEF.

     (1)  Name: ProFutures Fund Management, Inc.
               State of Organization: Texas
               Principal Business: A General Partner of PSEF
               Address of Principal Business and Office:
                  1310 Highway 620 South -- Suite 200,
                  Austin, Texas  78734
           Criminal and Civil Proceedings:  None

     (2)  Name: Golden Eye Asset Management, Inc.
               State of Organization: Texas
               Principal Business: A General Partner of PSEF
               Address of Principal Business and Office:
                  1310 Highway 620 South -- Suite 200,
                  Austin, Texas  78734
          Criminal and Civil Proceedings:  None


     D. Officers, Directors and Control Persons of ProFutures Fund Management, Inc.

          (1) (a) Name: Gary D. Halbert, President, Director and controlling shareholder

          (b)       Business Address:
                      1310 Highway 620 South -- Suite 200,
                      Austin, Texas  78734

          (c)       Present Principal Occupation:
                       President, Director and shareholder of
                       ProFutures, Inc. and affiliates.

          (d) & (e)      Criminal and Civil Proceedings:  None

          (f)       Citizenship:  USA


          (2) (a)   Name: Debi B. Halbert, Chief Financial Officer and
                    Treasurer

          (b)       Business Address:
                         1310 Highway 620 South -- Suite 200,
                         Austin, Texas 78734

          (c)       Present Principal Occupation:
                        Chief Financial Officer and Treasurer, Director and shareholder of ProFutures, Inc. and affiliates.

          (d) & (e)      Criminal and Civil Proceedings:  None

          (f)       Citizenship:  USA

     (3)  (a)       Name: John F. Mauldin, Vice President

          (b)       Business Address:
                        The Ballpark in Arlington-- Suite 216,
                        Arlington, Texas 76011

          (c)       Present Principal Occupation:
                    President, Director and shareholder of
                    Communications Management, Inc. and affiliates.

            (d) & (e)   Criminal and Civil Proceedings:  None

               (f)       Citizenship:  USA

     E. Officers, Directors and Control Persons of Golden Eye Asset Management, Inc.

        (1) (a) Name: Marte W. Anderson, President, Director and sole shareholder

            (b)      Business Address:
                     1310 Highway 620 South -- Suite 200,
                     Austin, Texas 78734.

            (c)      Present Principal Occupation:
                        President, Director and sole shareholder of Golden Eye Asset Management, Inc.

         (d) & (e)      Criminal and Civil Proceedings:  None

            (f)       Citizenship:  USA

       (2)  (a)    Name: Carnie W. Anderson, Vice President

            (b)       Business Address:
                      RR1 - Box 192A, Lamoni, Iowa 50140

            (c)       Present Principal Occupation:
                      President, Director and shareholder of Anderson Supply Co., Inc. and Golden Investments, Inc.

         (d) & (e)      Criminal and Civil Proceedings:  None

            (f)         Citizenship:  USA

     Item 3.  Source and Amount of Funds or Other Consideration.

     On June 4, 1997, PSEF purchased directly from the
Company in a private transaction: (a) 1,000 shares of Series A Convertible Preferred Stock (the "Preferred Stock"); and (b)
Warrants, all of which were convertible into shares of  Class A
Common Stock, $0.01 par value, of the Company, for an aggregate purchase price of $1,000,000 (including any brokerage commissions). The Preferred Stock may be converted into the Common Stock at any time at a price equal to 80% of average of the closing bid prices on NASDAQ for the five trading days preceding the date of conversion; subject to a minimum conversion price of $2.00 and a maximum conversion price of $4.50. The Company has agreed to pay the difference if the conversion price is below such minimum conversion price by delivering a promissory note. The Warrants are convertible into 50,000 shares of Common Stock at $2.75 per share at any time for up to three years.

     The Preferred Stock and Warrants beneficially owned by PSEF were purchased with the working capital.

     Item 4.  Purpose of the Transaction.

     The securities of the Company were acquired for investment purposes only.

     Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate number of shares of Common Stock owned beneficially by PSEF as of the close of business on June 13, 1997 was 388,045, or approximately 10.85% of the shares of Common
Stock outstanding. This percentage is based upon 3,578,048 shares of Common Stock reported to be outstanding, as of June 4, 1997, as represented to PSEF by the Company in the June 4, 1997 Subscription Agreement with respect to the Preferred Stock, and $8.75 per share as the average of closing bid prices on NASDAQ for the five trading days preceding June 13, 1997.

     (b) By virtue of their positions as general partners of PSEF, ProFutures Fund Management, Inc. and Golden Eye Asset
Management, Inc. may be deemed to share the power to vote and dispose of the shares of Common Stock owned by PSEF and thus may, for some purposes, be deemed to own beneficially such shares. ProFutures Fund Management, Inc. and Golden Eye Asset
Management, Inc. each disclaim beneficial ownership of such shares.

     (c) PSEF sold in brokered transactions 116,500 shares of Common Stock at prices ranging from $2.875 to $3.375 per share as of the close of business on June 13, 1997. Other than the transactions described above, no transactions in the Common Stock of the Company were effected by the persons named in response to paragraphs (a) and (b) above during the past sixty (60) days.

     (d) Except as indicated in this Item 5, none of the persons referred to in Item 2 hereof owns beneficially or has a right to acquire beneficial ownership of any shares of Common Stock.

     Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

     Item 7.  Material to be Filed as Exhibits.

     There are no Exhibits to this filing.

                 SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct, and the undersigned agree that this statement shall be filed on behalf of each of them.

Dated: June 13, 1997


                         PROFUTURES SPECIAL EQUITIES FUND, L.P.

                         By:  ProFutures Fund Management, Inc., a
                                General Partner

                         By:     /s/ Gary D. Halbert
                                Gary D. Halbert, President